ALLEGIANCE CAPITAL, LLC

Financial Statements

December 31, 2016 and 2015

ALLEGIANCE CAPITAL, LLC
Financial Statements
December 31, 2016 and 2015

Table of Contents

RKO
Runyon Kersteen Ouellette

Certified Public Accountants and Business Consultants

Report on Independent Registered Public Accounting Firm

To the Members of
Allegiance Capital, LLC

We have audited the accompanying statement of financial condition of Allegiance Capital, LLC as of December 31, 2016 and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Allegiance Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computations of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Allegiance Capital, LLC's financial statements. The supplemental information is the responsibility of Allegiance Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prior Period Financial Statements

The financial statements of Allegiance Capital, LLC as of December 31, 2015, were audited by other auditors whose report dated February 23, 2016, expressed an unmodified opinion on those statements.

Runyon Kersteen Ouellette

February 27, 2017
South Portland, Maine

ALLEGIANCE CAPITAL, LLC
Statements of Financial Condition
December 31, 2016 and 2015

		2016	2015
ASSETS			
Current assets:			
Cash and cash equivalents	$	51,269	30,618
Prepaid expenses		12,954	16,597
Total current assets		64,223	47,215
Non-current assets:			
Cash and cash equivalents - restricted		25,000	25,000
Total non-current assets		25,000	25,000
Total assets	$	**89,223**	**72,215**
LIABILITIES AND MEMBERS' EQUITY			
Current liabilities:			
Accounts payable		93	1,000
Due to affiliates		224	-
Total current liabilities		317	1,000
Members' equity		88,906	71,215
Total liabilities and members' equity	$	**89,223**	**72,215**

See accompanying notes to financial statements.

ALLEGIANCE CAPITAL, LLC
Statements of Income
Years ended December 31, 2016 and 2015

		2016	2015
Revenues:			
Commissions and consulting	$	241,419	509,704
Trading service income		160,050	56,973
Total revenues		401,469	566,677
Expenses:			
Brokerage, exchange and clearance fees		79,342	124,652
Filing fees		10,747	6,692
Insurance		5,583	5,480
Professional fees		33,392	52,448
Rent		18,000	28,800
Management fee		214,551	192,185
Telephone		4,759	6,536
Office expenses		20,583	25,008
Marketing and advertising		14,347	51,760
Taxes - other		89	96
Outside services		984	13,540
Miscellaneous		1,394	1,923
Total expenses		403,771	509,120
Operating income (loss)		(2,302)	57,557
Other income (expense):			
Interest expense		-	(6)
Interest income		5,323	5,885
Total other income (expense)		5,323	5,879
Net income	$	**3,021**	**63,436**

See accompanying notes to financial statements.

ALLEGIANCE CAPITAL, LLC
Statements of Changes in Members' Equity
Years ended December 31, 2016 and 2015

		2016	2015
Members' equity, beginning of year	$	71,215	153,245
Members' distributions		-	(145,466)
Members' contributions		14,670	-
Net income		3,021	63,436
Members' equity, end of year	$	88,906	71,215

See accompanying notes to financial statements.

ALLEGIANCE CAPITAL, LLC
Statements of Cash Flows
Years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income	$ 3,021	63,436
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses	3,643	9,768
Decrease in due from affiliates	-	30,808
Increase (decrease) in accounts payable	(907)	(13,253)
Increase in due to affiliates	224	-
Decrease in sundry liability	-	(91)
Net cash provided by operating activities	5,981	90,668
Cash flows from financing activities:		
Member's distributions	-	(145,466)
Member's contributions	14,670	-
Net cash provided by (used in) financing activities	14,670	(145,466)
Net increase (decrease) in cash	20,651	(54,798)
Cash, beginning of year	55,618	110,416
Cash, end of year	$ 76,269	55,618
Cash and cash equivalents	$ 51,269	30,618
Restricted cash	25,000	25,000
Cash and cash equivalents, end of year	$ 76,269	55,618

See accompanying notes to financial statements.

4

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized in Maine. The clients are located primarily in New England. The Company is exempt from provisions of SEC Rule 15c3-3, Customer Protection Reserves and Custody of Securities, since it does not hold client funds or securities.

Depreciation - Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized. Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2016 and 2015 was $0.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Income Taxes - The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed. During the years ended December 31, 2016 and 2015, the Company did not incur any interest or penalties on its income tax returns. The Company's income tax returns are subject to possible examination by the taxing authorities. For Federal and State of Maine income tax purposes, the income tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statements of Cash Flows - For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. On October 1, 2015, the Company changed the platform of executing security transactions for managed accounts held at the Company. The Company ceased their commission based fee structure. The Company will be the introducing broker for these clients through Allegiance Financial Group, Inc., a related party, and will earn trading service income. The Company will still receive commissions for accounts that are not managed.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Trading Service Income - Trading service income are amounts earned from executing transactions on behalf of managed clients through Allegiance Financial Group, Inc., a related party, as an introducing broker. The trading service income is received on a quarterly basis based upon an estimate of fees associated with executing trades to total management advisory fees earned by Allegiance Financial Group, Inc.

Concentrations of Risk - A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

Advertising Costs - Advertising costs are charged to operations when incurred.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2016 and 2015, the Company paid to Allegiance Financial Group, Inc. a management fee of $214,551 and $192,185, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. The Company and Allegiance Financial Group, Inc. pay for expenses and are then reimbursed by the other entity for their proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. by the Company during the years ended December 31, 2016 and 2015 were $52,465 and $126,339, respectively. The total expenses reimbursed by Allegiance Financial Group, Inc. to the Company during the years ended December 31, 2016 and 2015 were $11,730 and $26,328, respectively.

The Company and Allegiance Financial Group, Inc. share a similar client base. Allegiance Financial Group, Inc. collected and remitted trading service income on behalf of the Company's clients. Trading service income for the quarter ended December 31, 2016 and 2015 was $160,050 and $56,973, respectively.

At December 31, 2016 and 2015, the Company owed the related parties above in aggregate $224 and $0, respectively.

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company deposits was $76,268 and the bank balance was $76,269. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$	140
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name		-
Amount uninsured and uncollateralized		76,129
Total bank balance	**$**	**76,269**

The uninsured and uncollateralized were held at Pershing and FINRA.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

CASH AND CASH EQUIVALENTS - RESTRICTED

The Company is required to maintain a $25,000 escrow fund with the clearing broker.

SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* topic of the FASB Accounting Standards Codification, management has evaluated subsequent events for possible recognition or disclosure through February 27, 2017, which is the date these financial statements were available to be issued.

ALLEGIANCE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Net capital		
Total assets	$	89,223
Total assets		89,223
Deductions:		
Nonallowable assets:		
FINRA renewal and daily accounts		72
Prepaid expenses		12,954
Total nonallowable assets		13,026
Total liabilities		317
Total deductions		13,343
Net capital		75,880
Minimum net capital		5,000
Excess net capital	$	**70,880**
Aggregate indebtedness:		
Accounts payable		93
Due to affiliates		224
Total aggregate indebtedness		317
Ratio of aggregate indebtness to net capital		**0.42%**
Reconciliation with Company's computation (included in		
Part II of Form X-17A-5 as of December 31, 2016):		
Net capital, as reported in Company's Part II:		
(Unaudited) Focus Report		75,879
Audit adjustments, net		-
Rounding adjustment		1
Net capital per above	$	75,880

See auditor's report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Allegiance Capital, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Allegiance Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegiance Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Rule 15c-3-k)(2)(ii) (the "exemption provisions") and (2) Allegiance Capital, LLC stated that Allegiance Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allegiance Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegiance Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Runyon Kersteen Ouellette

February 27, 2017
South Portland, Maine



Allegiance Capital, LLC
SEA Rule 17a-5(d)(4)
Exemption Report

Firm CRD 105285
SEC 8-52978
Year End December 31, 2016

In accordance with Rule 17a-5(d)(4), to our best knowledge and belief, we claim an exemption under Rule 15c3-3 (k)(2)(ii). Also to our best knowledge and belief we met the exemption under Rule 15c3-3(k)(2)(ii) throughout our most recent calendar year without exception.

[signature]
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

RKO

Runyon Kersteen Ouellette   Certified Public Accountants and Business Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members of Allegiance Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Allegiance Capital, LLC and SIPC, solely to assist you and the other specified parties in evaluating Allegiance Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Allegiance Capital, LLC's management is responsible for Allegiance Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries found within Allegiance Capital, LLC's general ledger detail noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers consisting of Company calculation of SIPC Net Operating Revenue using data from internal interim financial statements, account detail and quarterly FOCUS Reports (Form X-17A-5) which correspond to the fiscal year ended December 31, 2016 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. No overpayment applied was noted on Form SIPC-7.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Runyon Kersteen Ouellette

February 27, 2017
South Portland, Maine

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Donald B. Dean Drive, Suite One
(No. and Street)

South Portland	Maine	04106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal Richard 207-879-2352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Runyon Kersteen Ouellette, P.A.
(Name – *if individual, state last, first, middle name*)

20 Long Creek Drive	South Portland	Maine	04106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegiance Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

KALEIGH DEERING
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES MAY 9, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*